Competitive Strengths

We believe we are well positioned to execute our business strategies based on the following competitive strengths:

- *Relationship with Transocean provides industry expertise and facilitates our growth strategy*. Transocean specializes in operations in technically demanding regions of the global offshore drilling industry with a particular focus on ultra-deepwater and harsh environment drilling services. Transocean believes its mobile offshore drilling fleet is one of the most versatile fleets in the world, consisting of drillships, semisubmersibles and high-specification jackups used in support of offshore drilling activities and offshore support services on a worldwide basis. We believe that our relationship with Transocean will facilitate our acquisition and growth strategy, provide access to premier customers and suppliers and allow us to capitalize on Transocean's operational expertise. In addition, we believe that our relationship with Transocean will assist us in securing new contracts for our rigs as we complete our current contracts. We believe Transocean's history as an efficient and reliable contractor and its operational and management expertise will enhance our ability to obtain new long-term contracts.

- *Long-term contracts with high-quality customers promote stable cash flows*. All of our revenues and associated cash flows are derived from our existing long-term contracts. Our rigs are contracted to high-quality, creditworthy customers for an average remaining contract term of approximately 4.1 years as of July 7, 2014. Our drilling contracts provide for payment on a fixed-dayrate basis for the applicable contract term. We believe these agreements will enhance cash flow dependability and predictability, providing us with the financial stability we need to make cash distributions and obtain financing for future growth.

- *High-quality, well-maintained, modern and young fleet provides strong operational results*. We believe that we have one of the most capable, technologically advanced and efficient fleets in the offshore drilling industry and that we can become a preferred provider of offshore drilling services. Our fleet is comprised of technologically advanced drilling rigs designed to operate in ultra-deepwater environments, as well as in deepwater and midwater environments. All of our rigs were placed into service in 2009 or 2010, with an average age of approximately 4.4 years as of July 7, 2014. In general, customers prefer newer, more technologically advanced rigs. Accordingly, we expect to have relatively low maintenance and replacement capital expenditures, high utilization rates and efficient and reliable operations.

- *Financial flexibility to execute growth strategy*. Upon the closing of this offering, we expect to have an undrawn committed $300 million revolving credit facility with an affiliate of Transocean that allows for uncommitted increases in amounts to be agreed upon by Transocean and us. We expect that our borrowing capacity under this credit facility as well as access to the capital markets and other financing sources will be conducive to the execution of our acquisition strategy and enable us to pursue other expansion opportunities.

- *Experienced leadership team*. Our management team has an average of over 20 years of experience in the energy industry. Our management team has established strong relationships with customers, suppliers and other industry participants, which we believe will be beneficial to us in pursuing our business strategies.

Operational Update

Discoverer Clear Leader is anticipated to be out of service during the third quarter of 2014 for a period of between 14 to 18 days for maintenance to its blowout preventer and for an additional 21 days for a scheduled special periodic survey. Transocean has agreed to indemnify us for any lost revenue arising out of the failure to receive an operating dayrate from Chevron for *Discoverer Clear Leader*, up to $100 million, for the period commencing on the closing date of this offering through the completion of this special periodic survey. As a result of this indemnity, we do not expect that these out of service periods will reduce the amount of our cash available for distribution.

Risk Factors

An investment in our common units involves risks associated with our business, our limited liability company structure and the tax characteristics of our common units, including the risks described below. You should carefully consider these risks and the other risks described in "Risk Factors" beginning on page 20 and the other information in this prospectus before investing in our common units.

Risks Inherent in Our Business

- We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units and subordinated units.

- The assumptions underlying our forecast of cash available for distribution are inherently uncertain and subject to risks and uncertainties that could cause actual results to differ materially from those forecasted.

- We must make substantial capital and operating expenditures to maintain the operating capacity of our fleet, and we may be required to make significant capital expenditures to maintain our competitiveness and to comply with laws and the applicable regulations and standards of governmental authorities and organizations, or to execute our growth plan, each of which could negatively affect our financial condition, results of operations and cash flows and reduce cash available for distribution.

- We currently derive all of our revenues from two customers, and the loss of either of these customers or a dispute that leads to a loss of a customer could have a material adverse impact on our financial condition, results of operations and cash flows.

- Any limitation in the availability or operation of any of our three drilling rigs could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders.

- Our revenues will initially be derived from assets that are operating in the U.S. Gulf of Mexico, making us vulnerable to risks associated with operating in that single geographic area.

- We may be unable to renew or obtain new and favorable drilling contracts for rigs whose contracts are expiring or are terminated, which could adversely affect our revenues and profitability.

Risks Inherent in an Investment in Us

- Transocean and its affiliates may compete with us, and we are limited in our ability to compete with Transocean. In addition, we generally will agree not to acquire, own operate or contract for certain drilling rigs operating under drilling contracts of less than five years. Relatively few drilling contracts have a term of five years or greater, particularly in the case of contracts that are not associated with newbuild units. As a result, we expect that Transocean will effectively have a right of first refusal on most drilling contract opportunities.

- The Transocean Member and its other affiliates own a controlling interest in us and have conflicts of interest and limited duties to us and our common unitholders, and the Transocean Member and its other affiliates may favor their own interests to the detriment of us and our other common unitholders.

6

	Forecast				
	Transocean Partners LLC				
	Three Months Ending				
	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	Twelve Months Ending September 30, 2015
	(In millions, except per unit amounts)				
Plus:					
Planned out-of-service operating and maintenance expense[3][8]	$ 5	$ 5	$ 2	$ —	$ 12
Cash proceeds from pre-operating revenues associated with long-term receivables[9] . .	5	4	2	2	13
Less:					
Estimated maintenance and replacement capital expenditures[8]	18	17	17	17	69
Cash interest income, net[5]	(1)	(1)	—	—	(2)
Cash income taxes	2	2	2	2	8
Cash available for distribution before noncontrolling interest	59	47	59	60	225
Cash available for distribution attributable to noncontrolling interest[4]	30	24	30	31	115
Cash available for distribution by Transocean Partners LLC	**$ 29**	**$ 23**	**$ 29**	**$ 29**	**$ 110**
Aggregate minimum quarterly distributions	**$ 25**	**$ 25**	**$ 25**	**$ 25**	**$ 100**
Excess (shortfall) of estimated cash available for distribution over aggregate minimum quarterly distribution	**$ 4**	**$ (2)**	**$ 4**	**$ 4**	**$ 10**
Distribution per unit (based on minimum quarterly distribution rate of $0.3625 per unit)	$0.3625	$0.3625	$0.3625	$0.3625	$1.45
Distributions to public common unitholders[10] . . .	$ 6	$ 6	$ 6	$ 6	$ 25
Distributions to Transocean:					
Common units[10]	$ 9	$ 9	$ 9	$ 9	$ 35
Subordinated units	$ 10	$ 10	$ 10	$ 10	$ 40

(1) In our contract drilling revenues, we recognize amortization associated with our intangible liability attributed to the drilling contract for *Development Driller III*. We amortize drilling contract intangible revenues based on the cash flows projected over the contract period and include such revenues in contract drilling revenues on our combined statements of operations.

As described in "Summary—Operational Update," *Discoverer Clear Leader* is anticipated to be out of service for maintenance to its blowout preventer and a scheduled special periodic survey in the third quarter of 2014. If the out of service period on *Discover Clear Leader* extends beyond the third quarter of 2014, our revenue may be lower during the forecast period. However, Transocean has agreed to indemnify us for any lost revenue arising out of the failure to receive an operating dayrate from Chevron for *Discoverer Clear Leader*, up to $100 million, for the period commencing on the closing date of this offering through the completion of this special periodic survey. Any such indemnity payments would be treated as operating surplus under our limited liability company agreement and as cash available for distribution for purposes of this forecast. As a result of this indemnity, we do not expect that these out of service periods will reduce the amount of our cash available for distribution.

(2) Includes amortization of pre-operating revenues related to mobilization to initial locations and payments for customer-requested upgrades. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Performance and Other Key Indicators—Contract backlog."

Transocean will also indemnify us to the full extent of any liabilities related to:

- certain defects in title to Transocean's assets contributed or sold to the RigCos and any failure to obtain, prior to the time they were contributed, certain consents and permits necessary to conduct, own and operate such assets, which liabilities arise within three years after the closing of this offering;

- any judicial determination substantially to the effect that the Transocean affiliate that transferred any of our initial assets to us pursuant to the contribution agreement did not receive reasonably equivalent value in exchange therefor or was rendered insolvent by such transfer;

- tax liabilities attributable to the operation of the assets contributed or sold to the RigCos prior to the closing of this offering; and

- any lost revenue arising out of the failure to receive an operating dayrate from Chevron for *Discoverer Clear Leader*, up to $100 million, for the period commencing on the closing date of this offering through the completion of its 2014 special periodic survey. As a result of this indemnity, we do not expect that the out of service periods described in "Summary—Operational Update" will reduce the amount of our cash available for distribution.

In addition, Transocean will indemnify us after the closing of this offering against any liabilities arising out of the Macondo well incident occurring prior to this offering and any liabilities (other than taxes) arising from Transocean's or its subsidiaries' failure to comply with the Consent Decree, the EPA Agreement or any similar decree or agreement. There is no monetary cap on the amount of the indemnity provided by Transocean related to the Macondo well incident, the Consent Decree, the EPA Agreement or any similar decree or agreement. However, these indemnities does not cover or include any amount of consequential damages, including lost profits or revenues.

Amendments. The omnibus agreement may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common units.

Master Services Agreements

On or before the closing of this offering, we will enter into master services agreements with Transocean, pursuant to which Transocean or its affiliates will provide certain administrative, technical and non-executive management services to us and the RigCos and any of our other subsidiaries. The agreement has an initial term of five years.

Each of the master services agreements may be terminated prior to the end of its term by us (i) upon 90 days' written notice for any reason in the sole discretion of our board of directors or (ii) immediately upon written notice if Transocean or its affiliates (other than us and our subsidiaries) breaches any material obligation of the master services agreements and such breach shall continue for a period of 90 days after written notice has been delivered. Each of the master services agreements may be terminated prior to the end of its term by Transocean upon 90 days' written notice of (i) a change of control of us or (ii) removal of the Transocean Member. In addition, each of the master services agreements may be terminated prior to the end of its term by either us or Transocean within 90 days of the other party:

- commencing a voluntary case under the bankruptcy, insolvency or similar law;

- making an assignment or any general arrangement for the benefit of creditors;

- otherwise becoming bankrupt or insolvent;

- receiving a decree or court order for relief in an involuntary case under the bankruptcy, insolvency or similar law; or

- having appointed a liquidator, administrator, receiver, trustee, conservator or similar official with respect to it or any substantial portion of its property or assets.